UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number 1-9247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of March 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of March 30, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
September 26, 2007

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
March 30, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Mutual funds	$927,337,301	$819,277,321
CA common stock	122,507,293	174,419,315
Participant loans	13,863,132	14,192,516

Total investments	1,063,707,726	1,007,889,152
Employer’s contributions receivable	23,067,273	543,603
Participants’ contributions receivable	—	2,652,982

Total assets	1,086,774,999	1,011,085,737
Liabilities:
Administrative fees payable	59,873	41,050

Net assets available for benefits	$1,086,715,126	$1,011,044,687

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
 Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2007 and 2006

	2007	2006
Additions to assets available for benefits:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(15,725,322)	$58,976,182
Dividend income	79,151,212	36,688,489
Participant loan interest	1,029,504	808,532

Total investment income	64,455,394	96,473,203
Contributions:
Participants	74,817,942	67,509,664
Employer	34,004,548	9,969,111

Total additions	173,277,884	173,951,978

Deductions from assets available for benefits:
Benefits paid to participants	97,361,499	82,103,401
Administrative expenses	245,946	242,881

Total deductions	97,607,445	82,346,282

Net increase	75,670,439	91,605,696
Net assets available for benefits at beginning of year	1,011,044,687	919,438,991

Net assets available for benefits at end of year	$1,086,715,126	$1,011,044,687

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
March 30, 2007 and 2006
(1) Description of the Plan
The following description of the CA Savings Harvest Plan (the Plan), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
(a) General
The Plan, which has a fiscal year-end of March 30, is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). Employees are eligible to participate in the Plan with respect to pre and after tax contributions effective on their hire date. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the CA Savings Harvest Plan Committee (Plan Committee) which consists of employees of the Company. The trustee of the Plan is Fidelity Management Trust Company.
(b) Contributions
Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.
To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $15,500 and $15,000 for the calendar years ended December 31, 2007 and 2006, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,000 for each of the calendar years ended December 31, 2007 and 2006. Participants may also contribute on an after-tax basis.
For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended March 30, 2007 was $13,453,446 of which $2,516,171 was funded from plan forfeitures. The total matching contribution for the plan year ended March 30, 2006 was $13,013,793 of which $3,044,682 was funded from plan forfeitures.
In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the plan year ended March 30, 2007 was $23,067,273 which was paid in the form of 869,478 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended March 30, 2007 was allocated directly to the CA Stock Fund and funded into each participant’s account in June 2007. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The board of directors did not approve a discretionary contribution for the plan year ended March 30, 2006.

(c) Vesting
Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows:

After years
Percent vested	of service
0%	Less than 2
20%	2
40%	3
60%	4
80%	5
100%	6
In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.
(d) Participant Accounts
A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions and pay for the Plan’s administrative expenses.
(e) Investment Options
The assets of the Plan are held in custody by Fidelity Management Trust Company. As of March 30, 2006 participants were able to invest in any of the following fifteen investment fund options:
Fidelity Retirement Money Market Portfolio – invests in U.S. dollar denominated money market securities and repurchase agreements.
Fidelity Intermediate Bond Fund – invests at least 80% of its assets in investment grade debt securities and repurchase agreements.
Fidelity Puritan Fund – invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.
Dodge and Cox Stock Fund – invests at least 80% of its assets in common stocks.
Fidelity Growth and Income Portfolio – invests a majority of its assets in common stocks, and may invest in bonds.
Fidelity Spartan U.S. Equity Index Fund – invests at least 80% of its assets in common stocks included in the Standard and Poor’s 500 index.
American Funds Growth Fund of America – invests primarily in common stocks.
Artisan Mid Cap Fund – invests primarily in companies that have market capitalizations between $600 million and $6 billion.
Fidelity Low Priced Stock Fund – invests at least 80% of its assets in what the Company believes to be low-priced stocks.
Fidelity Magellan Fund – invests primarily in common stocks of domestic and foreign issuers.

Fidelity Small Cap Stock Fund – invests at least 80% of its assets in common stocks of companies with small market capitalizations.
Hotchkis and Wiley Mid Cap Value Fund – invests in mid-sized companies with market capitalizations similar to those found in the Russell Midcap Index.
Fidelity Diversified International Fund – invests primarily in foreign securities, primarily in common stock.
American Beacon Small Cap Value Fund – invests at least 80% of its assets in equity securities of US companies with market capitalization of $2.6 Billion or less.
CA Stock Fund – invests solely in the common stock of the Company.
Participants may direct contributions or transfer their current investment balances between funds on a daily basis.
The Fidelity Low Priced Stock Fund is closed to new investors effective July 30, 2004. Participants who had a position in the fund on July 30, 2004 are able to continue to invest in the fund.
(f) Payment of Benefits
The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.
(g) Participant Loans
Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (the prevailing prime rate plus 1%) when the application for the loan is submitted. The prevailing rate at March 30, 2007 was 9.25%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2007 and 2006 bore interest ranging from 5.00% to 10.50%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $39,521 and $41,355 for the plan years ended March 30, 2007 and 2006, respectively.
(h) Administrative Expenses
Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration.
(i) Forfeited Accounts
When participants leave the Company, the unvested portion of their Employer Contribution Account (Matching and Discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have 5 consecutive Break-in-Service Years. At March 30, 2007 and 2006 forfeited non-vested accounts totaled $237,638 and $412,436 respectively, and are available to fund future matching contributions and to pay administrative expenses of the Plan as noted above.

(j) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.
(2) Summary of Significant Accounting Policies
The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:
(a) Basis of Presentation
The accompanying financial statements have been prepared on the accrual method of accounting.
(b) Investments Valuation and Income Recognition
Investments in mutual funds and CA common stock are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned.
(c) Payments of Benefits
Benefits to participants or their beneficiaries are recorded when paid.
(d) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(3) Investments
The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2007 and 2006:

	2007	2006
Mutual funds:
Fidelity Retirement Money Market Portfolio	$173,589,671	$155,139,977
Fidelity Puritan Fund	85,648,278	78,507,140
Fidelity Growth and Income Portfolio	64,766,040	69,424,870
Spartan U.S. Equity Index Fund	84,584,037	78,852,563
Dodge and Cox Stock Fund	84,284,926	52,845,970
Fidelity Magellan Fund	79,496,725	87,554,374
Fidelity Diversified International Fund	142,678,079	107,933,085
Hotchkis and Wiley Mid Cap Value Fund	60,665,148	51,820,323
CA common stock	122,507,293	174,419,315

During the plan years ended March 30, 2007 and 2006, net appreciation (depreciation) in fair value of investments was as follows:

	2007	2006
Mutual funds	$(15,612,109)	$57,955,220
CA common stock	(113,213)	1,020,962

	$(15,725,322)	$58,976,182

(4) Related-Party Transactions
Certain plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (FMTC). Investment management fees and costs of administering the mutual funds are paid to Fidelity Investments from the mutual funds and are reflected in the change in net asset values of the mutual funds. FMTC is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $227,124 and $160,008 for the plan years ended March 30, 2007 and 2006, respectively, and include participant fees and recordkeeping and administrative costs. The Plan also holds shares of CA common stock, the Plan Sponsor, and is a party-in-interest with respect to the Plan. All transactions with Fidelity and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
(5) Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.
(6) Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At March 30, 2007 and 2006 approximately 11.3% and 17.53% respectively, of the Plan’s net assets were invested in the common stock of CA, Inc. The underlying value of the CA, Inc. common stock is entirely dependent upon the performance of CA, Inc. and the market’s evaluation of such performance.
(7) Litigation
Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004
The Company, its former Chairman and CEO Charles B. Wang, its former Chairman and CEO Sanjay Kumar, its former Chief Financial Officer Ira Zar, and its Vice Chairman and Founder Russell M. Artzt were defendants in one or more stockholder class action lawsuits, filed in July 1998, February 2002, and March 2002 in the United States District Court for the Eastern District of New York (the Federal Court), alleging, among other things, that a class consisting of all persons who purchased the Common Stock during the period from January 20, 1998 until July 22, 1998 were harmed by misleading statements, misrepresentations, and omissions regarding the Company’s future financial performance. In addition, in May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the Federal Court. The complaint in this matter, a purported class action on behalf of the Plan and the participants in, and beneficiaries of, the Plan for a class period running from March 30, 1998, through May 30, 2003, asserted claims of breach of fiduciary duty under the federal Employee Retirement Income Security Act (ERISA). The named defendants were the Company, the Company’s Board of Directors, the Plan, the Administrative Committee of the Plan, and the following current or former employees and/or former directors of the Company: Messrs. Wang, Kumar, Zar, Artzt, Peter A. Schwartz, and Charles P. McWade; and various unidentified alleged fiduciaries of the Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the Plan to invest in Company securities and sought damages in an unspecified amount.
A derivative lawsuit was filed by Charles Federman against certain current and former directors of the Company, based on essentially the same allegations as those contained in the February and March 2002 stockholder lawsuits discussed above. This action was commenced in April 2002 in Delaware Chancery Court, and an amended complaint was filed in November 2002. The defendants named in the amended complaint were current Company directors Mr. Lewis S. Ranieri, and The Honorable Alfonse M. D’Amato, and former Company directors Ms. Shirley Strum Kenny and Messrs. Wang, Kumar, Artzt, Willem de Vogel, Richard Grasso, and Roel Pieper. The Company is named as a nominal defendant. The derivative suit alleged breach of fiduciary duties on the part of all the individual defendants and, as against the former management director defendants, insider trading on the basis of allegedly misappropriated confidential, material information. The amended complaint sought an accounting and recovery on behalf of the Company of an unspecified amount of damages, including recovery of the profits allegedly realized from the sale of Common Stock.
On August 25, 2003, the Company announced the settlement of all outstanding litigation related to the above-referenced stockholder and derivative actions as well as the settlement of an additional derivative action filed by Charles Federman that had been pending in the Federal Court. As part of the class action settlement, which was approved by the Federal Court in December 2003, the Company issued shares of Common Stock then valued at approximately $174 million to the stockholders represented in the three class action lawsuits and paid $3.3 million to the plaintiffs’ attorneys in legal fees and related expenses.
In settling the derivative suits, which settlement was also approved by the Federal Court in December 2003, the Company committed to maintain certain corporate governance practices. Under the settlement, the Company, the individual defendants and all other current and former officers and directors of the Company were released from any potential claim by stockholders arising from accounting-related or other public statements made by the Company or its agents from January 1998 through February 2002 (and from March 11, 1998 through May 2003 in the case of the employee ERISA action). The individual defendants were released from any potential claim by or on behalf of the Company relating to the same matters.
On October 5, 2004 and December 9, 2004, four purported Company stockholders served motions to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the derivative action. These motions primarily sought to void the releases that were granted to the individual defendants under the settlement. On December 7, 2004, a motion to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the 1998 and 2002 stockholder lawsuits discussed above was filed by Sam Wyly and certain related parties. The motion sought to reopen the settlement to permit the moving stockholders to pursue individual claims against certain present and former officers of the Company. The motion stated that the moving stockholders did not seek to file claims against the Company. On June 14, 2005, the Federal Court granted movants’ motion to be allowed to take limited discovery prior to the Federal Court’s ruling on these motions (the 60(b) Motions). At a hearing held on August 1, 2007 and in a memorandum and order dated August 2, 2007, the Federal Court denied all of the 60(b) Motions and reaffirmed the 2003 settlements. On August 16, 2007, a Special Litigation Committee (the “Special Litigation Committee”) of independent members of its Board of Directors filed a motion seeking to clarify and/or amend this decision, which motion was joined by the Company. On or about August 24, 2007, Ranger Governance Ltd. (“Ranger”) filed a notice of appeal regarding the Federal Court’s August 2 memorandum and order. In a memorandum and order dated September 12, 2007, the federal court denied the Special Litigation Committee’s motion to clarify and/or amend.
The Government Investigation — DPA Concluded
In 2002, the United States Attorney’s Office for the Eastern Division of New York (the USAO) and the staff of the Northeast Regional Office of the SEC commenced an investigation concerning certain of the Company’s past accounting practices, including the Company’s revenue recognition procedures in periods prior to the adoption of the Company’s business model in October 2000.
In response to the investigation, the Board of Directors authorized the Audit Committee (now the Audit and Compliance Committee) to conduct an independent investigation into the timing of revenue recognition by the Company. On October 8, 2003, the Company reported that the ongoing investigation by the Audit and Compliance Committee had preliminarily found that revenues were prematurely recognized in the fiscal year ended March 31, 2000, and that a number of software license agreements appeared to have been signed after the end of the quarter in which revenues associated with such software license agreements had been recognized in that fiscal year (the 35-Day Month practice). Those revenues, as the Audit and Compliance Committee found, should have been recognized in the quarter in which the software license agreements were signed. Those preliminary findings were reported to government investigators.

In April 2004, the Audit and Compliance Committee completed its investigation and determined that the Company should restate certain financial data to properly reflect the timing of the recognition of license revenue for the Company’s fiscal years ended March 31, 2001 and 2000. The Audit and Compliance Committee believes that the Company’s financial reporting related to contracts executed under its current business model is unaffected by the improper accounting practices that were in place prior to the adoption of the current business model in October 2000 and that had resulted in the aforementioned restatements, and that the historical issues it had identified in the course of its independent investigation concerned the premature recognition of revenue. However, certain of these prior period accounting errors have had an impact on the subsequent financial results of the Company as described in Note 12 to the Consolidated Financial Statements in the Company’s amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005.
In September 2004, the Company reached agreements with the USAO and the Northeast Regional office of the SEC by entering into a Deferred Prosecution Agreement (DPA) with the USAO and consenting to the entry of a Final Consent Judgment (Consent Judgment, and together with the DPA, the Agreements) in a parallel proceeding brought by the SEC in the Federal Court. The Federal Court approved the DPA on September 22, 2004 and entered the Consent Judgment on September 28, 2004. The agreements resolved USAO and SEC investigations into certain of the Company’s past accounting practices, including its revenue recognition policies and procedures during certain periods prior to the adoption of the business model in October 2000, and obstruction of their investigations.
Under the DPA, the Company established a $225 million fund for purposes of restitution to current and former stockholders of the Company. Pursuant to the DPA, the Company proposed and the USAO accepted, on or about November 4, 2004, the appointment of Kenneth R. Feinberg as Fund Administrator. Also, pursuant to the Agreements, Mr. Feinberg submitted to the USAO on or about June 28, 2005, a Plan of Allocation for the Restitution Fund, which was approved by the Federal Court on August 18, 2005. The Company’s payments to the restitution fund, which will be allocated and distributed to certain current and former stockholders of the Company as determined by the Fund Administrator, are in addition to the amounts that the Company previously agreed to provide current and former stockholders in settlement of certain class action lawsuits in August 2003 (see ‘‘—Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”).
Under the Agreements, the Company also agreed to the appointment of an Independent Examiner to examine the Company’s practices for the recognition of software license revenue, its ethics and compliance policies and other specified matters. The Agreements provided that the Independent Examiner would also review the Company’s compliance with the Agreements and periodically report findings and recommendations to the USAO, SEC and Board of Directors. On March 16, 2005, the Federal Court appointed Lee S. Richards III, Esq. of Richards Spears Kibbe & Orbe LLP (now, Richards Kibbe & Orbe LLP) to serve as Independent Examiner. The Independent Examiner issued periodic reports concerning the Company’s compliance with the Agreements. On May 1, 2007, the Independent Examiner issued a final report (the Final Report) concerning the Company’s compliance with the Agreements.
On May 15, 2007, the USAO submitted a motion to the Federal Court seeking dismissal of the charges against the Company. The USAO’s motion papers cited the Final Report of the Independent Examiner and stated that the Company complied with the DPA. On May 21, 2007, based on the Company’s compliance with the DPA’s terms, the Federal Court ordered dismissal of the charges that had been filed against the Company in connection with the DPA. As a result of the dismissal and as provided in the DPA, the DPA thereupon expired and is thus concluded.
The Consent Judgment contains provisions which are parallel to the DPA, and it permanently enjoins the Company from violating certain provisions of the federal securities laws, including Section 17(a) of the Securities Act of 1933 (the Securities Act), Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act of 1934 (the Exchange Act) and Rules 10b-5, 12b-20, 13a-1 and 13a-13 under the Exchange Act. The injunctive provisions of the Consent Judgment remain in effect.

In 2004, David Kaplan, David Rivard, Lloyd Silverstein and Ira Zar, former executives who oversaw the relevant financial operations during the period in question, resigned at the Company’s request. All four pled guilty to charges of conspiracy to obstruct justice, and/or securities fraud charges, and have been sentenced.
On September 22, 2004, Mr. Woghin, the Company’s former General Counsel, pled guilty to conspiracy to commit securities fraud and obstruction of justice and has been sentenced.
On April 24, 2006, Messrs. Kumar and Richards pled guilty to charges including conspiracy to commit securities fraud and wire fraud, committing securities fraud, filing false SEC filings, conspiracy to obstruct justice and obstruction of justice all counts in the superseding indictment filed by the USAO. Mr. Kumar was sentenced to a term of imprisonment for twelve years and has been directed pay restitution in the amount of $798.6 million, of which $50 million was paid on or about July 31, 2007. Mr. Richards was sentenced to a term of imprisonment for seven years.
Derivative Actions Filed in 2004
In June 2004, a purported derivative action was filed in the Federal Court by Ranger against certain current or former employees and/or directors of the Company. In July 2004, two additional purported derivative actions were filed in the Federal Court by purported Company stockholders against certain current or former employees and/or directors of the Company. In November 2004, the Federal Court issued an order consolidating these three derivative actions. The plaintiffs filed a consolidated amended complaint (the Consolidated Complaint) on January 7, 2005. The Consolidated Complaint names as defendants Messrs. Wang, Kumar, Zar, Artzt, D’Amato, Richards, Ranieri and Woghin; Messrs. Kaplan, Rivard and Silverstein; Michael A. McElroy; Messrs. McWade and Schwartz; Gary Fernandes; Robert E. La Blanc; Jay W. Lorsch; Kenneth Cron; Walter P. Schuetze; Messrs. de Vogel and Grasso; Roel Pieper; KPMG LLP; and Ernst & Young LLP. The Company is named as a nominal defendant. The Consolidated Complaint alleges a claim against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin for contribution towards the consideration the Company had previously agreed to provide current and former stockholders in settlement of certain class action litigation commenced against the Company and certain officers and directors in 1998 and 2002 (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”) and seeks on behalf of the Company compensatory and consequential damages in an amount not less than $500 million in connection with the USAO and SEC investigations (see “— The Government Investigation”). The Consolidated Complaint also alleges a claim seeking unspecified relief against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel and Woghin for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2002 and 2003. The Consolidated Complaint also alleges breach of fiduciary duty by Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin. The Consolidated Complaint also seeks unspecified compensatory, consequential and punitive damages against Messrs. Wang, Kumar, Zar, Kaplan, Rivard, Silverstein, Artzt, D’Amato, Richards, McElroy, McWade, Schwartz, Fernandes, La Blanc, Ranieri, Lorsch, Cron, Schuetze, de Vogel, Grasso, Pieper and Woghin based upon allegations of corporate waste and fraud. The Consolidated Complaint also seeks unspecified damages against Ernst & Young LLP (E&Y) and KPMG LLP (KPMG) for breach of fiduciary duty and the duty of reasonable care, as well as contribution and indemnity under Section 14(a) of the Exchange Act. The Consolidated Complaint requests restitution and rescission of the compensation earned under the Company’s executive compensation plan by Messrs. Artzt, Kumar, Richards, Zar, Woghin, Kaplan, Rivard, Silverstein, Wang, McElroy, McWade and Schwartz. Additionally, pursuant to Section 304 of the Sarbanes-Oxley Act, the Consolidated Complaint seeks reimbursement of bonus or other incentive-based equity compensation received by defendants Wang, Kumar, Schwartz and Zar, as well as alleged profits realized from their sale of securities issued by the Company during the time periods they served as the Chief Executive Officer (Messrs. Wang and Kumar) and Chief Financial Officer (Messrs. Schwartz and Zar) of the Company. Although no relief is sought from the Company, the Consolidated Complaint seeks monetary damages, both compensatory and consequential, from the other defendants, including current or former employees and/or directors of the Company, E&Y and KPMG in an amount totaling not less than $500 million.

The consolidated derivative action was stayed pending resolution of the 60(b) Motions, which were recently denied (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”). On February 1, 2005, the Company established the Special Litigation Committee to, among other things, control and determine the Company’s response to the Consolidated Complaint and the 60(b) Motions. On April 13, 2007, the Special Litigation Committee issued its reports, which announced the Special Litigation Committee’s conclusions, determinations, recommendations and actions with respect to the claims asserted in the Derivative Actions and in the 60(b) Motions. Also, in response to the Consolidated Complaint, the Special Litigation Committee served a motion which seeks the Federal Court’s approval of the Special Litigation Committee’s conclusions. As summarized in the Company’s Current Report on Form 8-K filed with the SEC on April 13, 2007 and in the bullets below, the Special Litigation Committee concluded as follows:
• The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against Charles Wang (CA’s former Chairman and CEO) including filing a motion to set aside releases granted to Mr. Wang in 2000 and 2003. The Special Litigation Committee has determined and directed that these claims be pursued vigorously by CA using counsel retained by the Company. Certain other claims against Mr. Wang should be dismissed as they are duplicative of the ones to be pursued and are for various legal reasons infirm. The Special Litigation Committee will seek dismissal of these claims.
• The Special Litigation Committee has reached a binding term sheet settlement (subject to court approval) with Sanjay Kumar (CA’s former Chairman and CEO). Pursuant to this settlement, the Company will receive a $15.25 million judgment against Mr. Kumar secured in part by real property and executable against his future earnings. This amount is in addition to the $52 million that Mr. Kumar will repay to CA’s shareholders as part of his criminal restitution proceedings. Based on his sworn financial disclosures, the Special Litigation Committee believes that, following his agreement with the government, Mr. Kumar had no material assets remaining. As a result, the Special Litigation Committee will seek dismissal of all claims against him.
• The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against former officer Peter Schwartz (CA’s former CFO). The Special Litigation Committee has determined and directed that these claims be pursued vigorously by CA using counsel retained by the Company. Certain other claims against Mr. Schwartz should be dismissed as they are duplicative of the ones to be pursued and are for various legal reasons infirm. The Special Litigation Committee will seek dismissal of these claims.
• The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against the former CA executives who have pled guilty to various charges of securities fraud and/or obstruction of justice — including David Kaplan (CA’s former head of Financial Reporting), Stephen Richards (CA’s former head of Worldwide Sales), David Rivard (CA’s former head of Sales Accounting), Lloyd Silverstein (CA’s former head of the Global Sales Organization), Steven Woghin (CA’s former General Counsel) and Ira Zar (CA’s former CFO). The Special Litigation Committee has determined and directed that these claims be pursued by CA using counsel retained by the Company, unless the Special Litigation Committee is able to successfully conclude its ongoing settlement negotiations with these individuals shortly after the conclusion of their criminal restitution proceedings.
• The Special Litigation Committee has reached a settlement agreement (subject to court approval) with Russell Artzt (currently Vice Chairman and Founder and a former CA Board member). The Special Litigation Committee noted that during its investigation, it did not uncover evidence that Mr. Artzt directed or participated in the 35-Day Month practice or that he was involved in the preparation or dissemination of the financial statements that led to the accelerated vesting of equity granted under the Company’s Key Employee Stock Ownership Plan (KESOP) as alleged in the Derivative Actions. Pursuant to this settlement, the Company will receive $9 million (the cash equivalent of approximately 354,890 KESOP shares) and, as a result, the Special Litigation Committee will seek dismissal of all claims against him.
• The Special Litigation Committee has reached a settlement agreement (subject to court approval) with Charles McWade (CA’s former head of Financial Reporting and business development). Pursuant to this settlement, the Company will receive $1 million and, as a result, the Special Litigation Committee will seek dismissal of all claims against him.

• The Special Litigation Committee believes that the claims (the Director Claims) against current and former CA directors Kenneth Cron, Alfonse D’Amato, Willem de Vogel, Gary Fernandes, Richard Grasso, Shirley Strum Kenny, Robert La Blanc, Jay Lorsch, Roel Pieper, Lewis Ranieri, Walter Schuetze and Alex Vieux should be dismissed. The Special Litigation Committee has concluded that these directors did not breach their fiduciary duties and the claims against them lack merit.
• The Special Litigation Committee has concluded that while the Company has potentially valid claims (the McElroy Claims) against former officer Michael McElroy (CA’s former senior vice president of the Legal department), it would be in the best interests of the Company to seek dismissal of the claims against him.
• The Special Litigation Committee has concluded that it would be in the best interests of the Company to seek dismissal of the claims against CA’s former independent auditors, E&Y. The Special Litigation Committee has recommended this dismissal in light of the relevant legal standards, in particular, the applicable statutes of limitation. However, the Special Litigation Committee has recommended that CA promptly sever all economic arrangements with E&Y.
• The Special Litigation Committee has concluded that it would be in the best interests of the Company to seek dismissal of the claims against CA’s current independent auditors, KPMG. The Special Litigation Committee has determined that KPMG’s audits were professionally conducted. The Special Litigation Committee has recommended this dismissal in the exercise of its business judgment in light of legal and factual hurdles as well as the value of the Company’s business relationship with KPMG.
The Special Litigation Committee has served motions which seek dismissal of the Director Claims, the McElroy Claims, the claims against E&Y and KPMG, and certain other claims. In addition, the Special Litigation Committee has asked for the Federal Court’s approval for the Company to be realigned as the plaintiff with respect to claims against certain other parties, including Messrs. Wang and Schwartz. By letter dated July 19, 2007, counsel for the Special Litigation Committee advised the Federal Court that the SLC had reached a settlement of the Derivative Litigation with two of the three derivative plaintiffs — Bert Vladimir, represented by Squitieri & Fearon, LLP, and Irving Rosenzweig, represented by Harwood Feffer LLP (formerly Wechsler Harwood LLP). In connection with the settlement, both of these plaintiffs have agreed to support the Special Litigation Committee’s motion to dismiss and to realign. CA has agreed to pay the attorney’s fees of Messrs. Vladimir and Rosenzweig in an amount up to $525,000 each. If finalized, this settlement would require approval of the Federal Court. On July 23, 2007, Ranger filed a letter with the federal court objecting to the proposed settlement and on July 25, 2007, Ranger filed a memorandum opposing the Special Litigation Committee’s motion to dismiss and realign.
The Company is obligated to indemnify its officers and directors under certain circumstances to the fullest extent permitted by Delaware law. As a part of that obligation, the Company has advanced and will continue to advance certain attorneys’ fees and expenses incurred by current and former officers and directors in various litigations and investigations arising out of similar allegations, including the litigation described above.
Derivative Actions Filed in 2006
On August 10, 2006, a purported derivative action was filed in the Federal Court by Charles Federman against certain current or former directors of the Company (the 2006 Federman Action). On September 15, 2006, a purported derivative action was filed in the Federal Court by Bert Vladimir and Irving Rosenzweig against certain current or former directors of the Company (the 2006 Vladimir Action). By order dated October 26, 2006, the Federal Court ordered the 2006 Federman Action and the 2006 Vladimir Action consolidated. Under the order, the actions are now captioned CA, Inc. Shareholders’ Derivative Litigation Employee Option Action . On January 31, 2007, plaintiffs filed a consolidated amended complaint naming as defendants the following current or former directors of the Company: Messrs. Artzt, Cron, D’Amato, de Vogel, Fernandes, Goldstein, Grasso, Kumar, La Blanc, Lofgren, Lorsch, McCracken, Pieper, Ranieri, Schuetze, Swainson, Wang and Zambonini and Ms. Unger. The Company is named as a nominal defendant. The complaint alleges purported claims against the individual defendants for breach of fiduciary duty and for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued from 1998 through 2005. The premises for these purported claims concern the disclosures made by the Company in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 concerning the Company’s restatement of prior fiscal periods to reflect additional (a) non-cash, stock-based compensation expense relating to employee stock option grants prior to the Company’s fiscal year 2002, (b) subscription revenue relating to the early renewal of certain license agreements, and (c) sales commission expense that should have been recorded in the third quarter of the Company’s fiscal year 2006. According to the complaint, certain of the individual defendants’ actions allegedly were “in violation of the spirit, if not the letter of the DPA.” The complaint seeks an unspecified amount of compensatory and punitive damages, equitable relief including an order rescinding certain stock option awards, an award of plaintiffs’ costs and expenses, including reasonable attorneys’ fees, and other unspecified damages allegedly sustained by the Company. On March 30, 2007, the Company and the individual director-defendants separately moved to dismiss the complaint. In the opinion of management, the resolution of this lawsuit is not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flow.
Other Civil Actions
On May 23, 2007, a lawsuit captioned The Bank of New York v. CA, Inc. et al., was filed in the Supreme Court of the State of New York, New York County. The complaint seeks unspecified damages and other relief, including acceleration of principal, based upon a claim for breach of contract. Specifically, the complaint alleges that the Company failed to comply with certain purported obligations in connection with its 5.625% Senior Notes due 2014, issued in November 2004, insofar as the Company failed to carry out a purported obligation to cause a registration statement to become effective to permit the exchange of the notes for substantially similar securities of the Company registered under the Securities Act that would be freely tradable, and, having failed to effect such exchange offer, failed to carry out the purported obligation to pay additional interest of 0.5% per annum after November 18, 2006. On July 13, 2007, the Company filed its verified answer in this matter. Although the ultimate outcome cannot be determined, the Company believes that the claims are unfounded and that the Company has meritorious defenses. In the opinion of management, the resolution of this lawsuit is not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.
The Company, various subsidiaries, and certain current and former officers have been named as defendants in various other lawsuits and claims arising in the normal course of business. The Company believes that it has meritorious defenses in connection with such lawsuits and claims, and intends to vigorously contest each of them. In the opinion of the Company’s management, the results of these other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Supplemental Schedule
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (held at End of Year)
March 30, 2007

Identity of issuer,	Description of investment including
borrower, lessor or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value
* Fidelity Investments	Fidelity Retirement Money Market Portfolio, 173,589,671 units	$173,589,671
* Fidelity Investments	Fidelity Intermediate Bond Fund, 4,625,070 units	47,638,224
* Fidelity Investments	Fidelity Puritan Fund, 4,235,820 units	85,648,278
* Fidelity Investments	Fidelity Growth and Income Portfolio, 2,089,227 units	64,766,040
* Fidelity Investments	Spartan U.S. Equity Index Fund 1,675,263 units	84,584,037
* Fidelity Investments	Fidelity Magellan Fund, 870,529 units	79,496,725
* Fidelity Investments	Fidelity Diversified International Fund, 3,745,815 units	142,678,079
* Fidelity Investments	Fidelity Small Cap Stock Fund 926,173 units	18,338,221
* Fidelity Investments	Fidelity Low Priced Stock Fund 357,282 units	15,959,792
Dodge and Cox	Dodge and Cox Stock fund 546,241 units	84,284,926
Artisan	Artisan Mid Cap Fund 1,062,423 units	33,338,837
American Funds	American Funds Growth Fund of America 718,078 units	23,775,568
Hotchkis and Wiley	Hotchkis and Wiley Mid Cap Value Fund 1,983,818 units	60,665,148
American Beacon	American Beacon Small Cap Value Fund 574,144 units	12,573,755
* CA, Inc.	CA Stock Fund, 4,724,208 shares	122,507,293
* Plan participants	1,806 Loans to participants with interest rates ranging from 5.00% to 10.5% and terms from 1 year to 20 years	13,863,132

	Total	$1,063,707,726

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By:	/s/ Robert Cirabisi
Senior Vice President and Corporate Controller

Date: September 26, 2007

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm